Exhibit 99.1

PV Nano Cell Announces Additional Japanese Patent Granted Related to Sicrys Silver Inks

MIGDAL HA’EMEK, ISRAEL (August 8th, 2018) – PV Nano Cell Ltd. or the “Company” (OTCQB: PVNNF), an innovative producer of single-crystal, metal nano metric based products and conductive digital inks which are also suitable for 3D printing, announced today that it has been granted an additional (second) patent in Japan by the Japanese Patent Office (JPO), patent number 6363138.

“This second patent in Japan represents an additional building block recognizing and protecting our innovative technology and approach. We believe that this additional patent together with the signed supply agreements with Merck (ETR: MRK) a leading science and technology company, and other agreements signed, which sales quantities are targeted to ramp in 2018 are positioning PV Nano Cell among the world leader in digital printed electronics for mass production applications,” stated Dr. Fernando de la Vega, CEO of PV Nano Cell.

“At this time, we have been granted patents in four countries for our silver single crystal nano particles based dispersions and inks and have pending submitted patents related to our silver and copper nano particles in nine additional counties,” concluded Dr. de la Vega.

The Company has previously been granted patents for its silver nano particles in the United States (US 9556350), Russia (RU 2593311), China (CN 103282969) and Japan (JP 6067573).

Silver and Copper Nano Particle Patent Applications

PV Nano Cell has submitted patent applications for both their silver and copper nano particles1,2 in the following countries:

●	Brazil (112013013885.5 & 11 2016020056 0)
●	China (2015800145501)
●	Europe (11846848.7 & 15758302.2)
●	India (5064/CHENP/2013 & 201647031956)
●	Israel (226665 & 247528)
●	Russia (2016137018)
●	South Korea (10-2013-7015635 & 10-2016-7026792)
●	UK (1020556.5 & 1403731.1)
●	USA (15/122,185)

(1) Silver Nano particles’ patent WO PCT/US2011/063459 (WO2012078590):
https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2012078590

(2) Copper Nano particles patent WO PCT/1B2015/051536 (WO2015132719):
https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2015132719

About PV Nano Cell

PV Nano Cell has developed innovative conductive inks for use in digital printed electronics (PE) applications and solar photovoltaics (PV). PV Nano Cell’s Sicrys™ ink family is a single-crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys™ silver conductive inks are been implemented in mass production applications and used all over the world in a range of digital printing applications developments, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano Cell has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com